EXHIBIT 12.3

              UNOCAL CORPORATION AND CONSOLIDATED SUBSIDIARIES

     COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

                        PREFERRED STOCK DIVIDENDS

                          (Dollars in Millions)

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

                                                               Year Ended December 31,
                                                  -------------------------------------------------
                                                  1994       1993       1992       1991       1990
                                                  ----       ----       ----       ----       ----
Earnings before cumulative effect of
 accounting changes ..........................    $ 124      $ 343      $ 196      $  73      $ 401

Provision for income taxes ...................      170        268        153        139         84

Minority interest ............................       --         --          5          6         21
                                                  -----      -----      -----      -----      -----

    Earnings subtotal (a) ....................      294        611        354        218        506

Fixed charges included in earnings:
    Interest expense .........................      275        304        379        395        419
    Interest portion of rentals (b) ..........       50         55         61         67         60
                                                  -----      -----      -----      -----      -----
        Subtotal .............................      325        359        440        462        479

Earnings available before fixed charges ......    $ 619      $ 970      $ 794      $ 680      $ 985
                                                  -----      -----      -----      -----      -----
                                                  -----      -----      -----      -----      -----

Fixed charges and preferred stock
 dividends:
     Fixed charges included in earnings ......    $ 325      $ 359      $ 440      $ 462      $ 479
     Capitalized interest ....................       30         30         34         40         10
     Preferred stock dividends, pre-tax basis.       58         58         26         --         --
        Total fixed charges and preferred         -----      -----      -----      -----      -----
         stock dividends .....................    $ 413      $ 447      $ 500      $ 502      $ 489
                                                  -----      -----      -----      -----      -----
                                                  -----      -----      -----      -----      -----
Ratio of earnings to fixed charges and
 preferred stock dividends (a) ..............       1.5        2.2        1.6        1.4        2.0

- ---------------------

(a)  Includes pretax asset write-downs of:        $  71      $  19      $  50      $ 106      $ 127

     The ratio of earnings, excluding asset
      write-downs, to fixed charges and
      preferred stock dividends would be:           1.7        2.2        1.7        1.6        2.3

(b)  Calculated as one-third of operating
      rental expense.


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